Exhibit 10(g)
Stratos Global Corporation
40 King Street West
Scotia Plaza, Suite 3600
Toronto, Ontario
M5H 3Y2
March 10, 2003
Mr. David J. Oake
4 Tracey Place
St. John’s, NF
A1A 4T1
Dear David:
I am pleased to invite you to join Stratos, Global Corporation as Executive Vice-President, Corporate Development with effect from June 1, 2001 (your “Commencement Date”), reporting directly to me.
The following are the details of our proposal to you. All of the dollar amounts are in CDN dollars unless specified otherwise.
EQUITY PARTICIPATION
INITIAL OPTION GRANT
The Board of Directors was asked to approve a grant to you of 150,000 Stratos Global share options. The strike price will be $10.25 and the options were granted at March 30, 2001 (the “Option Date”). As you know, this price offers considerable upside opportunity.
The granted options will be subject in all regards to the provisions of the Company’s Stock Option Plan, a copy of which is available from the Company’s Secretary upon request. The options are also subject to you continuing to be in the employ of the Company, and will vest according to the following schedule:
-	25% on the 3rd anniversary of the Option Date (“Lot #1”)

-	25% on the 4th anniversary of the Option Date (“Lot #2”)

-	50% on the 5th anniversary of the Option Date (“Lot #3”).

At the present time, the Company is providing multi-year block option grants such as the above grant over annual option grants, though that may change over time. All options are subject to the terms of the Company’s Stock Option Plan.
DEEMED BASE SALARY
Your Deemed Base Salary on joining will be $250,000 per annum. There will be an annual performance review and salary review. The Deemed Base Salary shall be used for purposes of STIP and other similar entitlement calculations, LTIP and other similar entitlement calculations, group insurance, base salary comparisons for compensation analysis purposes and other bonus calculations or emoluments which are calculated as a percentage of base salary or for which base salary is an element of the payment calculation.
ACTUAL BASE SALARY
Your Actual Base Salary shall be your Deemed Base Salary less any amounts paid to Aliant pursuant to the Pension Agreement plus $13,500 (with the $13,500 increased by any amount by which the Pension Allowance is increased).
SHORT TERM INCENTIVE. PLAN COMPENSATION (STIP)
You will be eligible for a short-term incentive bonus of up to 50% of your Deemed Base Salary;
-	75% (of the 50%) of the award will be awarded based on the Company’s achievement of its financial goals; and
-	25% (of the 50%) will be awarded based on your achievement of your own previously agreed to goals.
David, your bonus payable for 2001 will be pro-rated from your Commencement Date to the fiscal year end, which is the same as the calendar year. Calculation of the STIP pay-out will be made in accordance with Schedule “A”, and payment will typically occur about three months after the year end. On your joining, we will agree to some individual goals for you.
Final approval of your STIP award, and any other changes to your compensation, will be subject to the approval of the Corporate Governance & Compensation Committee, and the Board of Directors.

PENSION PLAN
The Company recognizes that you wish to continue to participate in the Aliant Pension Plan. To that end, the Company has entered into an agreement with Aliant (the “Pension Agreement”) so as to provide for your continued participation in the Aliant Pension Plan. In accordance with the provisions of the Pension Agreement, the Company will pay the contributions required.
In the event the Pension Agreement is terminated the Company will increase your Actual Base Salary to the Deemed Base Salary.
EXECUTIVE PERQUISITE PACKAGE
You will be eligible to receive an annual executive perquisite allowance of $25,000 which you may use at your own discretion and receive in cash or in some other way, i.e. leased car payments, club membership dues, etc.
HEALTH BENEFIT COVERAGE
Stratos has a full employee benefit package in which you and your family will be eligible to participate immediately; any waiting periods will be waived.
I will send a copy of the Company’s benefit information to you as soon as possible.
PENSION ALLOWANCE
In the event that the Pension Agreement is terminated the Company will provide you with a Pension Allowance of the greater of 5% of your Deemed Base Salary or $13,500 per annum or such higher amount if the Pension Allowance is adjusted higher for Category 2 Executives.
DIRECTOR/OFFICER
LIABILITY COVERAGE
As an officer of the Company, you will be covered under the Company’s current Director and Officer Liability insurance.
VACATION
You will be eligible for five weeks vacation per year.

TERMINATION
1.	Termination for Just Cause

The Company may immediately terminate this Employment Agreement at any time for just cause by written notice to you, which will be effective immediately. If the Company terminates this Employment Agreement for just cause under this section, the Company shall not be obligated to make any further payments under this Agreement except for amounts due at the time of termination. In this circumstance, there is no provision for early vesting of options, and any unexercised vested options would expire 60 days after you cease to be an employee of the Company.

It should be understood that failure to meet agreed to objectives over a twelve month period, after notice, shall constitute just cause.

2.	Termination by Executive

If you terminate this Employment Agreement for any reason, the Company shall have no further obligations or responsibilities hereunder and nothing herein contained shall be construed to limit or restrict in any way the Company’s ability to pursue any remedies it may have at law or equity for such a breach of this Employment Agreement by you. In the event that you decide to terminate this Employment Agreement, you agree:
(i)	to provide the Company with two (2) months’ prior written notice of your last day of active employment;

(ii)	that the notice period provided for herein is for the exclusive benefit of the Company. The Company may elect in its sole discretion and for any reason to terminate your employment either immediately or at any point during this two-month notice period by providing you with written notice to that effect (the “Effective Termination Date”). Upon such termination, you shall only be entitled to payment of the compensation and benefits due to you to the Effective Termination Date; and

(iii)	that there would be no provision for early vesting of options, and any unexercised vested options would expire 60 days after you cease to be an employee of the Company.

3.	Termination Without Cause

The Company may terminate your employment at any time without cause and the Company will pay to you, in lieu of notice, one (1) times your Deemed Base Salary and target STIP. In addition, the Company will maintain for your benefit until the earlier of: (i) one (1) year from the delivery of notice of termination, and (ii) your commencement of alternate employment, all group medical benefits and life insurance plans in which you were entitled to participate and in which you were actually enrolled immediately prior to the termination of your employment, with the exception of all forms of disability insurance. Continuation of benefits shall be inclusive of any notice, pay in lieu of notice and severance pay obligations owed to you pursuant to any applicable legislation.

In this circumstance, if your employment is terminated on or before the 1st anniversary date of your Option Date, all unvested options shall be cancelled effective the date of termination.

If your employment is terminated between the 1st and 3rd anniversary dates of your Option Date, there will be immediate vesting of a pro-rata portion of Lot #1 of your options, measured from your Option Date to the date of termination, i.e. if termination in 2 years, 66 2/[3]% of Lot #1 of your options would vest.

If your employment is terminated between the 3rd and 4th anniversary dates of your Option Date, there will be immediate vesting of pro rata portion of Lot #2 of your options, measured from the 3rd anniversary date of your Option Date of termination, i.e. if termination in 3.5 years, all of Lot #1, and 50% of Lot #2 of your options would vest.

If your employment is terminated between the 4th and 5th anniversary dates of your Option Date, there will be immediate vesting of pro rata portion of Lot #3 of your options, measured from the 4th anniversary date of your Option Date to the date of termination, i.e. if termination in 4.5 years, all of Lots #1 and #2, and 50% of Lot #3 of your options would vest.

All vested options must be exercised within 60 days of termination.
CHANGE OF CONTROL
1.	Definition

For the purposes of this Employment Agreement “change of control” shall mean the acquisition of control in law of Stratos Global Corporation by a third party other than BCE Inc. (“BCE”) or a member of the BCE group of companies. The BCE group of companies shall include BCE and any company legally controlled by BCE or any company, which is an affiliate of BCE. For the purpose of this section, “subsidiary” shall have the meaning ascribed to it in Section 2 of the Canada Business Corporations Act, as amended (the “CBCA”). For the purpose of this provision, an affiliate of BCE means a subsidiary of BCE or a company of which BCE or a subsidiary of BCE owns 20% or more of the issued and outstanding common shares.

2.	Termination by Company without cause within two years after Change of Control.

If your employment is terminated without cause within two years after a change of control, you will be entitled to receive in lieu of notice, 1.5 times your Deemed Base Salary and target STIP. In addition, the Company will maintain for your benefit until the earlier of (i) 1.5 years from the delivery of notice of termination and (ii) your commencement of alternate employment, all group medical benefits and life insurance plans in which you were entitled to participate and were actually enrolled in immediately prior to termination of your employment, with the exception of all forms of disability insurance. These payments and continuation of benefits shall be inclusive of any notice, payment in lieu of notice, and severance pay obligations owed to you pursuant to any applicable legislation. In this circumstance, all unvested options would vest and all vested options must be exercised within 60 days of termination.
David, I believe that this is a tremendous opportunity for us both. I know I would speak for the entire executive team in saying that we have thoroughly enjoyed working with you since your interim appointment in January, and in welcoming you to Stratos Global Corporation. We look forward to working with you.
If you find this to be in order, please confirm your acceptance of these terms by countersigning this letter in the space provided below, and returning an original to me. Upon receipt of your countersignature, I will advise the Board of Directors of your acceptance of our offer of employment, following which, a brief public statement will be released.
Sincerely,
/s/ Carmen Lioyd
Carmen Lioyd
President and Chief Executive Officer
Stratos Global Corporation
I hereby acknowledge and accept the foregoing terms of employment.

/s/ David J. Oake DAVID J. OAKE

As per March 10, 2003 DATE

SCHEDULE “A”
Executive Short-Term Incentive Plan Formula Calculation
1.	Each Category 2 Executive shall be entitled to participate in an annual Short-Term Incentive Plan (“STIP”) based 75% on achievement with respect to financial results and 25% on the achievement of personal objectives, both as set on an annual basis by the Board. The “target” for the STIP is 50% of the Executive’s annual gross base salary[1] (in the case of David Oake, the Deemed Base Salary).
2.	For calendar year 2001, the financial results component will be determined based on the achievement of the original budget as approved, plus overlays for acquisitions and financings, as submitted to and accepted by the Board at the time of acquisition, investment or financing. The achievement of the financial results shall be based 25% on revenue, 50% on EBITDA, and 25% on Net Income (pre-tax)[2].
3.	In each year of the Executive’s employment:
(a)	no bonus will be paid unless 80% of the financial results are attained;

(b)	at 80% attainment, 50% of the financial results component of the target will be paid;

(c)	at 100% attainment, 100% of the financial results component of the target will be paid;

(d)	at 120% attainment or greater, 150% of the financial results component of the target will be paid; and

(e)	pro-rating will apply between levels of attainment.
4.	The personal objectives component will be based on the achievement of personal objectives as approved by the Board. The Board will determine the level of attainment and the pay-out.

5.	The financial results and the personal objectives components are to be submitted by the Corporate Governance & Compensation Committee to the Board for approval by January 31 of each year. In the event that either or both of the components are not submitted and/or approved by January 31, the determination of these components must be set by the Board by the end of February of each calendar year. The Board’s decision with respect to the financial results components and the personal objectives components in any calendar year shall be final. The financial results component will be adjusted for overlays for acquisitions and financings, as submitted to and accepted by the Board at the time of the acquisition, investment or financing.
Notes:
1.	The STIP formula described herein shall also apply to Category 3 Executives, but based on a “target” STIP of 35% of the Category 3 Executive’s annual gross base salary.
2.	No STIP bonuses shall be paid in relation to the 75% financial results component unless Stratos Global Corporation achieves at least 80% of its EBITDA target for the fiscal year.